MAXIM SERIES FUND, INC.

8515 EAST ORCHARD ROAD

GREENWOOD VILLAGE, COLORADO 80111

March 23, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Maxim Series Fund, Inc. (“Registrant”)
Definitive Proxy Statement on Schedule 14A

Commissioners:

Electronically transmitted for filing, pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934, is the above-referenced definitive proxy statement on Schedule 14A.

The definitive proxy statement incorporates responses to Commission staff comments made on a previous proxy statement filed by Registrant. In this regard, Commission staff has requested that Registrant confirm in this letter changes made in response to staff comments on Registrant’s preliminary proxy statement filed on October 21, 2010.

Accordingly, Registrant confirms that the definitive proxy statement filed today: 1) includes a sentence to indicate that a quorum can be established by counting shares held in separate accounts and qualified plans that are present at the meeting; 2) clarifies that the Portfolios do not require a minimum percentage of voting instructions be received before counting participating insurance companies and qualified plans as that Portfolio’s shareholders in determining whether a quorum has been constituted; and 3) includes text explaining that a two-thirds vote is required on under the heading “Vote Required.”

In addition, we note that the definitive proxy statement was revised to reflect a March 25, 2011 mailing date, to reflect non-material edits to Exhibit A, to reflect changes relating to the Lifetime Advantage IRA on the table on page 7, and to reflect comments made by the Maryland Department of Assessments and Taxation regarding the terminology used to describe the amendment to the Fund’s charter.

Finally, in response to a request of the Commission staff, in connection with this filing, Registrant hereby acknowledges that:

•	Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Comments by the Commission staff or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States except as otherwise legally permissible.

Securities and Exchange Commission

March 23, 2011

If you have any questions, please contact me at (303) 737-3821 or Ed Zaharewicz of Jorden Burt LLP at (305) 347-6932.

Very truly yours,

/s/ Julie J. Collett

Julie Collett

Managing Counsel

Great-West Life & Annuity Insurance Company

cc:	Patrick F. Scott, Esq.
Ann B. Furman, Esq.
Edmund J. Zaharewicz, Esq.